

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2014

Via E-mail
Richard A. Doyle
Treasurer and Chief Financial Officer
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re: Senior Housing Properties Trust**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 1-15319**

Dear Mr. Doyle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2013

Item 3. Legal Proceedings

1.   Please tell us what consideration you gave to disclosing information regarding legal issues that relate to your manager, REIT Management & Research LLC (RMR) and CommonWealth REIT, and the potential impact on your operations, stock price, etc.

Notes to Consolidated Financial Statements

11. Income Taxes, page F-38

2.   We note your disclosure that the TRS has a short operating history and a history of losses. It appears from various disclosures in your filing that the TRS is part of your

managed senior living communities segment which has shown net income for the past three years. In your response please tell us if your TRS is part of this segment and the amount of revenues and net loss generated by your TRS.

Form 8-K filed May 12, 2014

3.   We note that on May 7, 2014 you closed on the acquisition of two biotech medical office buildings from Fifty Northern Avenue LLC and Eleven Fan Pier Boulevard LLC for an aggregate purchase price of approximately $1.125 billion. Please provide us with your tests used to determine whether such acquisition was considered significant under Rule 1-02 of Regulation S-X and your determination as to whether you will be required to provide financial statements pursuant to Rule 3-14 of Regulation S-X given the MOB's prior leasing history.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Accounting Branch Chief